FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT
     FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT (this “Amendment”), dated as of October 6, 2005, among Harris Financial Corp., a Delaware corporation (“Seller”), Harrisdirect LLC, a Delaware limited liability company (the “Company”), and E*TRADE Financial Corporation, a Delaware corporation (“Purchaser”).
W I T N E S S E T H :
     WHEREAS, Seller, the Company and Purchaser are parties to that certain Purchase and Sale Agreement, dated as of August 7, 2005 (the “Agreement”);
     WHEREAS, on or prior to the Closing , Seller and Purchaser will enter into an amended and restated transitional services agreement substantially in the form attached hereto as Exhibit I (the “Amended and Restated Transitional Services Agreement”), which Amended and Restated Transitional Services Agreement shall become effective at the Closing; and
     WHEREAS, Seller, the Company and Purchaser desire to amend the Agreement, as hereinafter more particularly set forth.
     NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, herby covenant and agree as follows:
1.      All capitalized terms in this Amendment that are not otherwise defined herein are used with the same meaning attributed to such capitalized terms in the Agreement.
2.      The following sections are amended or amended and restated as follows:
a)	Section 1.3(a) is hereby amended and restated in its entirety as follows:
(a)	One business day prior to the Closing Date, Seller shall deliver to Purchaser (i) an unaudited statement of financial condition of the Company as of September 30, 2005, substantially in the form of Exhibit B hereto (the “Indicative Balance Sheet”) and (ii) a statement setting forth Seller’s calculation of Net Capital of the Company as of such date (“Estimated Net Capital”), prepared using the Balance Sheet Principles.
b)	Section 1.8 is hereby amended and restated in its entirety as follows:
1.8	Designated Accounts. From and after the Closing Date, the services to Designated Accounts will be subject to an investment services agreement substantially in the form attached hereto as Exhibit C (the “Investment Services Agreement”) to be entered into on or prior to the Closing Date by and among the Company, Harris National Association, a national banking association (“Harris N.A.”), and The Harris Bank National Association, a national banking association. Upon termination of the Investment Services Agreement, Seller will be entitled to require that the Designated Accounts be transferred to a broker-dealer other than the Company that is affiliated with or selected by Harris N.A. (the “Designated Broker Dealer”). Effective on the termination date of the Investment Services Agreement (the “Assignment Date”), Purchaser shall cause the Company to take, and the Company shall take, all actions reasonably requested by Seller and its Affiliates to facilitate the transfer of the Designated Accounts to the Designated Broker Dealer effective as of the Assignment Date, which transfer may require (a) the solicitation by the Designated Broker Dealer, with the cooperation of the Company and Purchaser, of a new customer account agreement between the Designated Broker Dealer and each owner of a Designated Account or (b) at the election of Harris N.A., subject to applicable Laws, notification of such transfer to the owners of Designated Accounts or such other consent process as Harris N.A. may reasonably designate. Effective on the Assignment Date, Purchaser shall cause the Company to assign, and the Company shall assign, all of the customer account agreements underlying the Designated Accounts to the Designated Broker Dealer pursuant to an assignment instrument mutually agreed by the Parties. Purchaser and, after the Closing, the Company shall cooperate with Seller to effect transfers of all Cash Balances associated with the Designated Accounts that are not on deposit at Harris Deposits to an Affiliated financial institution of Seller designated by Seller.
c)	Section 3.13(a) is hereby amended by deleting the parenthetical “(the “Employees”)” in the first sentence.

d)	Section 3.18 is hereby amended by (i) replacing the words “except for the Excluded Accounts and the Excluded Assets and Services” with the words “except for the Designated Accounts and the Separate Assets and Services” in the second sentence, and (ii) replacing the words “other than properties, assets and contract rights included in or associated with the Excluded Accounts or the Excluded Assets and Services” with the words “other than properties, assets and contract rights included in or associated with the Designated Accounts or the Separate Assets and Services” in the second sentence.

e)	Section 5.3(b) is hereby amended by (i) replacing the words “fifth anniversary” with the words “seventh anniversary” in the first sentence, (ii) adding the words “to the extent relating to the Designated Accounts or” prior to the words “to the extent reasonably required by Seller or any Parent Affiliate” in the first sentence, and (iii) by inserting the following two sentences immediately following the first sentence: “Purchaser and the Company will implement an internal process at the Company to insure the deletion of all data from any computers, hard drives or other similar electronic devices prior to disposing of any such device, and such internal process shall conform in all material respects to the internal process currently in place at the Company for deletion of data prior to disposition of such devices. To the extent that any electronic devices in the Company’s possession immediately following the Closing contain customer or confidential data of Seller or any of its then-Affiliates, Purchaser and the Company will hold, and will use all reasonable efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, such data in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law.”
f)	Section 5.3 is hereby amended by renumbering Section 5.3(c) as Section 5.3(d) and inserting a new Section 5.3(c) immediately following Section 5.6(b) as follows:
(c)	To the extent permissible under applicable Law, until the later of the seventh anniversary of the Closing and such time as the information and access described below is no longer reasonably required by Purchaser or the Company, Seller will afford promptly to Purchaser, the Company and their respective agents reasonable access to the books and records of Seller and its Affiliates to the extent such books and records relate to the Company during the period of ownership of the Company by Seller; provided that any such access by Purchaser or the Company may not unreasonably interfere with the conduct of the business of Seller or its Affiliates.
g)	Section 5.6(a) is hereby amended by deleting the words “other than the Excluded Employees” from the first sentence.

h)	Section 5.6 is hereby amended by inserting a new Section 5.6(f) immediately following Section 5.6(e) as follows:
(f)	Harris N.A. or one of its Affiliates shall become an employer of each of the employees of the Company listed on Schedule 5.6(f) (the “Designated Employees”) following the Closing. Purchaser shall cause the Company to continue to employ all of the Designated Employees following the Closing and to facilitate the dual employment of the Designated Employees by Harris N.A. or one of its Affiliates until the Assignment Date. The Designated Employees will not be eligible to participate in any Purchaser Plan and will not be covered by any medical dental and health plans of the Purchaser. For the avoidance of doubt, the provisions of Sections 5.6(a)-(e) shall not apply to the Designated Employees.
i)	Section 5.14 is hereby amended and restated in its entirety as follows:
5.14	Separate Assets and Services. On or prior to the Assignment Date, the Company shall transfer to an Affiliate of Seller all of the tangible and intangible assets of the Company identified on Schedule 5.14(a). On or prior to the Closing Date, the Company shall terminate each of the real property sub-leases with an Affiliate of Seller identified on Schedule 5.14(b) (the assets, contracts and services identified on Schedule 5.14(a) and on Schedule 5.14(b), collectively, the “Separate Assets and Services”).
j)	Section 5.16(a) is hereby amended by replacing the word “Customers” with the word “customers” in the first sentence.

k)	Section 5.16(d) is hereby amended by replacing the words “this Section 5.16(c)” with the words “this Section 5.16(d)” in the first sentence.

l)	Section 5.16(h) is hereby amended by replacing the words “an Excluded Account” with the words “a Designated Account” in the first sentence.

m)	Section 5.17 is hereby amended by (i) deleting the words “At the Closing,” in the first sentence, (ii) inserting the words “at the earlier of (x) the Assignment Date and (y) the date that the parties mutually agree with respect to an alternative solution for the transfer of the Subject Cash Balances (such earlier date, the “Subject Cash Balances Transfer Date”)” immediately following the words “(the “E*TRADE Bank”) in the first sentence and (iii) inserting the following sentence immediately following the first sentence: “Between the Closing Date and the Subject Cash Balances Transfer Date, Seller, the Company and Purchaser agree to be bound by the arrangements described in Schedule 5.17.”

n)	Section 5.19 is hereby amended by replacing the words “the Excluded Assets and Services” with the words “the Separate Assets and Services” in the first sentence.

o)	Clause (iii) of Section 7.2(a) is hereby amended and restated in its entirety as follows:
(iii)	the operation of, and all events and circumstances relating to the Designated Accounts except as may otherwise be provided under the Amended and Restated Transitional Services Agreement, provided that the matters for which indemnification is provided in this clause (iii) shall not include performance or non-performance by any party to the Investment Services Agreement or the Amended and Restated Transitional Services Agreement of their respective obligations thereunder after the Closing;
p)	The definition of “Customer Account” in Section 9.1 is hereby amended by (i) replacing the words “the Excluded Accounts” with the words “the Designated Accounts” in the first sentence and (ii) replacing the words “an Excluded Account” with the words “a Designated Account” in the second sentence.

q)	The following definitions are hereby deleted from Section 9.1:

(i)	Balance Sheet Date.

(ii)	Employees.

(iii)	Excluded Accounts.

(iv)	Excluded Assets.

(v)	Excluded Assets and Services.

(vi)	Harris Nesbitt.

(vii)	IB Agreement.
r)	The following definitions are hereby added to Section 9.1 in alphabetical order:
(i)	Assignment Date: the meaning set forth in Section 1.8.

(ii)	Designated Accounts: those customer accounts of the Company identified on Schedule 9.1.

(iii)	Designated Broker Dealer: the meaning set forth in Section 1.8.

(iv)	Designated Employees: the meaning set forth in Section 5.6(f).

(v)	Employees: all current or former employees of the Company.

(vi)	Harris N.A.: the meaning set forth in Section 1.8.

(vii)	Investment Services Agreement: the meaning set forth in Section 1.8.

(viii)	Separate Assets and Services: the meaning set forth in Section 5.14.

(ix)	Subject Cash Balances Transfer Date: the meaning set forth in Section 5.17.
s)	The Table of Contents of the Agreement is hereby amended by (i) replacing the header “Excluded Accounts” with the header “Designated Accounts” in the reference to Section 1.8, (ii) replacing the header “Excluded Assets and Services” with the header “Separate Assets and Services” in the reference to Section 5.14, and (iii) the addition of “Exhibit C — Form of Investment Services Agreement” following the listing of Exhibit B.

3.      The following exhibits are amended and restated or added as follows:
a)	The form of Transitional Services Agreement attached as Exhibit A to the Agreement is hereby amended and restated in its entirety with the form of Amended and Restated Transitional Services Agreement attached as Exhibit I to this Amendment.

b)	The form of Investment Services Agreement attached as Exhibit II to this Amendment shall be added as Exhibit C to the Agreement.
4.      On or prior to the date hereof a First Amendment to the Disclosure Letter shall be delivered to Purchaser.
5.      This Amendment shall become effective as of the date hereof.
6.      This Amendment may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, including delivery by facsimile, it being understood that all parties need not sign the same counterpart.
7.      This Amendment shall not constitute an amendment or waiver of any other provision of the Agreement not expressly referred to herein. Except as expressly amended hereby, the provisions of the Agreement are and shall remain in full force and effect.
8.      THIS AMENDMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS TO BE PERFORMED WHOLLY IN SUCH STATE. Any dispute, controversy or claim arising out of or in connection with this Amendment shall be resolved in accordance with the procedures set forth in Section 10.13 of the Agreement.

     IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the day and year first above written.

HARRIS FINANCIAL CORP.
By:	/s/ Paul V. Reagan
	Name:	Paul V. Reagan
	Title:	Executive Vice President and General Counsel

HARRISDIRECT LLC
By:	/s/ Charles N. Piermarini
	Name:	Charles N. Piermarini
	Title:	President and Chief Executive Officer

E*TRADE FINANCIAL CORPORATION
By:	/s/ Mitchell H. Caplan
	Name:	Mitchell H. Caplan
	Title:	Chief Executive Officer